NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Exxon Mobil Corporation

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Press release issued May 7, 2019

NY State Pension Fund and Church Commissioners for England Call for Exxon to Separate Board Chair and CEO Positions

Support Proposal for Independent Board Chair, Will Vote Against All Exxon Directors

May 7, 2019

New York State Comptroller Thomas P. DiNapoli on behalf of the New York State Common Retirement Fund (the Fund) and Edward Mason, Head of Responsible Investment at Church Commissioners for England, today announced their support for a shareholder proposal that calls on ExxonMobil to require the board chair be an independent member of the board. The two institutional investors also announced they would vote against all Exxon board directors at the company’s annual meeting this month.

“A corporate board exists as oversight of management,” DiNapoli said. “When the CEO serves as board chair, it not only presents an inherent conflict of roles, but is also a larger warning sign of bad corporate governance as it raises serious questions that the board may be merely a rubber stamp instead of providing genuine oversight.”

DiNapoli added that, “Exxon’s board’s refusal to adequately address significant shareholder concerns and properly account for climate risk in its operations, even as its competitors do so, presents a governance crisis. Exxon’s failure to demonstrate it is prepared to take steps toward the transition to a lower carbon future puts its business at risk. We encourage other investors to join us in voting to separate the roles of chair and CEO.”

Edward Mason said, “Exxon continues to lag its industry peers on climate change and to fail to engage properly with shareholders. We are showing our dissatisfaction in the strongest possible way by voting against the re-election of the entire board. We are encouraging other shareholders to implement a strong voting stance on director election in line with their own voting policies.

“Continued shareholder dissatisfaction betrays a profound failure of corporate governance. The time has come at Exxon for a change and for the separation of the roles of chairman and chief executive. We are calling on shareholders to support the shareholder proposal on the Annual General Meeting ballot proposing an independent chairman.”

The shareholder proposal seeking an independent board chair was filed by the Kestrel Foundation and would be phased in for the next CEO transition if adopted.

The election of board directors and the vote on the independent board chair proposal will be held at Exxon’s annual meeting on May 29, 2019. At the meeting, the Fund and the Church of England will vote in favor of two other shareholder proposals that ask Exxon’s board to create a “climate committee” to evaluate the company’s “strategic vision and responses to climate change” and that the company disclose its spending on lobbying.

Background
The Common Retirement Fund and Church Commissioners had filed a proposal asking Exxon to disclose its short-, medium- and long-term targets for emissions reductions. The Securities and Exchange Commission granted the company’s request to bar the proposal from a vote at its annual meeting over the objections of Exxon investors representing more than $9.5 trillion in assets under management.